UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

American Standard Energy Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02971T107

(CUSIP Number of Class of Securities)

Neal Nenadovic, CFO
Pentwater Capital Management LP
227 W Monroe, Suite 4000
Chicago, IL  60606
(312) 589-6405
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 25, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☒

CUSIP No. 02971T107

SCHEDULE 13D

1.	NAME OF REPORTING PERSON:

Pentwater Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware USA

		7.	SOLE VOTING POWER

5,086,517 (1)
		8.	SHARED VOTING POWER
NUMBER OF
SHARES
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		5,086,517 (1)
	WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,086,517 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14.	TYPE OF REPORTING PERSON

IA

(1)           The number of shares shown as beneficially owned includes the aggregate number of shares of common stock owned by the other reporting persons as described in this Schedule 13D.

CUSIP No. 02971T107

SCHEDULE 13D

1.	NAME OF REPORTING PERSON:

PWCM Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

		7.	SOLE VOTING POWER

		8.	SHARED VOTING POWER
NUMBER OF
SHARES
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON
	WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

846,260
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.66%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 02971T107

SCHEDULE 13D

1.	NAME OF REPORTING PERSON:

Pentwater Equity Opportunities Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

		7.	SOLE VOTING POWER

		8.	SHARED VOTING POWER
NUMBER OF
SHARES
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON
	WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,372,609
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.66%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 02971T107

SCHEDULE 13D

1.	NAME OF REPORTING PERSON:

Oceana Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

		7.	SOLE VOTING POWER

		8.	SHARED VOTING POWER
NUMBER OF
SHARES
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON
	WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,257,650
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.47%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 02971T107

SCHEDULE 13D

1.	NAME OF REPORTING PERSON:

LMA SPC on behalf of MAP 98 Segregated Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

		7.	SOLE VOTING POWER

		8.	SHARED VOTING POWER
NUMBER OF
SHARES
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON
	WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,998
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.20%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

Preamble

This Schedule 13D supersedes the Schedule 13G, as amended by Amendment No. 1 filed on February 13, 2012, filed by Pentwater Capital Management LP, PWCM Master Fund Ltd., Pentwater Equity Opportunities Master Fund Ltd., Oceana Master Fund Ltd., and LMA SPC on behalf of MAP 98 Segregated Portfolio relating to shares of common stock of American Standard Energy, Corp.  This Schedule 13D is being filed because those entities may no longer qualify to file on Schedule 13G.  See Item 4 below.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, 0.001 par value (the “Common Stock”), of American Standard Energy, Corp. (the “Issuer”), a Delaware corporation with principal offices located at 4800 North Scottsdale Road, Suite 1400 Scottsdale, Arizona 85251.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f)    This statement is filed on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”), PWCM Master Fund Ltd., an exempted company formed in the Cayman Islands (“PWCM  Master”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”) and LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”).  Pentwater Capital, PWCM Master, Pentwater Equity, Oceana and MAP are collectively referred to herein as Reporting Persons.  PWCM Master, Pentwater Equity, Oceana and MAP are collectively referred to herein as the “Funds.”

(b)          The business address of the Reporting Persons is 227 West Monroe, Suite 4000, Chicago, IL 60606.

(c)           The principal business of the Reporting Persons is investing for accounts under their management.  Pentwater Capital is the investment manager for the Funds.  Halbower Holdings Inc. is the general partner of Pentwater Capital, and Matthew Halbower is the chief executive officer and sole director of Halbower Holdings Inc.

(d), (e)     During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Exhibit 99.1 or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases were made from working capital of the Reporting Persons.  The shares of Common Stock owned by the Funds are held primarily in accounts maintained with brokers. The positions held in the margin accounts have not been financed.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired their shares of Common Stock because, in their opinion, the shares represented an attractive investment opportunity.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer.  This evaluation may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy, and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions involving the Issuer and other third parties.  As a result, the Reporting Persons may take positions with respect to and seek influence the decision of the board of directors of the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

On September 11, 2012, Pentwater Equity and PWCM Master entered into a Second Amendment to Note and Warrant Purchase Agreement, First Amendment to Amended and Restated Secured Convertible Promissory Note and Limited Waiver (the “Second Amendment”) with the Issuer and its wholly-owned subsidiary.  Pursuant to the Second Amendment, the parties agreed to amend the terms of the original Note and Warrant Purchase Agreement (the “Purchase Agreement”) and the Secured Convertible Promissory Note (the “Note”), each dated February 9, 2012 and amended on July 23, 2012, in exchange for a waiver by Pentwater Equity and PWCM Master of certain reporting covenant defaults under the Purchase Agreement.  Among other things, the Second Amendment provides that Pentwater Equity and PWCM Master shall have the right to nominate, and the Issuer shall take all steps necessary to elect, two directors to the Issuer’s board of directors to fill the vacancies left upon the resignation of certain directors.  Thereafter, the Second Amendment further provides that Pentwater Equity and PWCM Master shall be entitled to propose the nomination of two directors to the Issuer’s board of directors each time the members of the board appointed by them are up for election; provided that, in no event shall Pentwater be entitled to nominate and elect more than two directors to the Issuer’s board.

As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention that would result in or relate to any of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

As of the date of this Schedule 13D, the Funds currently hold a total of 5,086,517 shares of the Common Stock.  These shares were purchased by the Funds at various times under the security purchase agreements entered into with the Issuer as specifically identified as exhibits under Item 7 of this Schedule 13D.

In addition, as of the date of this Schedule 13D, the Funds currently hold the following series of warrants purchased at various times as more fully described below:

•
The Funds own warrants to purchase an aggregate of 1,293,478 shares of the Common Stock at exercise price of $5.00 per share, consisting of 250,000 warrants purchased under the Securities Purchase Agreement dated as of February 1, 2011 and 1,043,478 warrants purchased under Securities Purchase Agreement dated as of July 12, 2011, each as amended from time to time.

•
The Funds own warrants to purchase an additional 250,000 shares of the Common Stock at exercise price of $6.50 per share pursuant to the Securities Purchase Agreement dated as of February 1, 2011, as amended from time to time.

•
The Funds own warrants to purchase an additional 200,000 shares of the Common Stock at exercise price of $9.00 per share pursuant to the Securities Purchase Agreement dated as of March 31, 2011, as amended from time to time.

•
The Funds own warrants to purchase an additional 2,500,000 shares of the Common Stock at exercise price of $2.25 per share pursuant to the Note and Warrant Purchase Agreement dated as of February 9, 2012, as amended from time to time.

•
Pentwater Equity and PWCM Master own warrants to purchase an aggregate of 4,166,666 shares of the Common Stock at exercise price of $2.25 per share, consisting of 3,333,333 warrants purchased under the Note and Warrant Purchase Agreement dated as of February 9, 2012 and 833,333 warrants purchased under the First Amendment to Note and Warrant Purchase Agreement dated as of July 23, 2012 and the Modification Agreement dated July 23, 2012, each as amended from time to time.

•
The Funds own warrants to purchase an additional 113,043 shares of the Common Stock at exercise price of $.001 per share pursuant to the Securities Purchase Agreement dated July 12, 2011, as amended from time to time.

Each of the foregoing warrants provides that the applicable Fund shall not have the right to exercise any portion of the warrant to the extent that after giving effect to such issuance after exercise, such Fund (together with such Fund’s affiliates), would beneficially own in excess of the Beneficial Ownership Limitation.

For all of the other warrants described above, the “Beneficial Ownership Limitation” is 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the warrant.

The number of shares of Common Stock shown as beneficially owned by each Reporting Person on its cover page to this Schedule 13D includes the number of shares purchased under the applicable warrant, subject to the applicable Beneficial Ownership Limitation.

(a), (b) and (d)     Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.  The percentage calculations on the cover pages are based upon 50,921,798 shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q/A for the period ended June 30, 2012 filed on September 7, 2012.

(c)           The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth on Schedule A and incorporated herein by reference.  Other than those transactions, there were no other such transactions by the Reporting Companies that were effected during the past 60 days.

(e)           Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise expressly described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

In addition to the shares of Common Stock that they beneficially own as shown in Item 5 above, the Reporting Persons currently have short economic exposure to an aggregate of 4,603 shares of Common Stock.  Pentwater Equity and PWCM Master also hold a Secured Convertible Promissory Note of ASEN 2 Corp., a wholly-owned subsidiary of the Issuer with a face amount of $22,641,381.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The above description of the material terms of the agreements noted below as Exhibits 99.2 through 99.23 is qualified in its entirety by reference to the full text of the applicable agreement, which is incorporated into this Schedule 13D by reference to the exhibits to the Issuer’s current reports on Form 8-K as set forth below.

Exhibit No.	Description

99.1	Directors and Executive Officers of PWCM Master Fund Ltd., Pentwater Equity Opportunities Master Fund Ltd., Oceana Master Fund Ltd., and LMA SPC on behalf of MAP 98 Segregated Portfolio

99.2	Securities Purchase Agreement by and among the Issuer and the investors listed therein. [Incorporated by reference to Exhibit 10.1 in the Issuer’s current report on Form 8-K dated February 1, 2011.]

99.3	Form of Series A Warrant. [Incorporated by reference to Exhibit 10.2 in the Issuer’s current report on Form 8-K dated February 1, 2011.]

99.4	Registration Rights Agreement by and among the Issuer and the purchasers listed therein. [Incorporated by reference to Exhibit 10.3 in the Issuer’s current report on Form 8-K dated February 1, 2011.]

99.5	Securities Purchase Agreement by and among the Issuer and the investors listed therein. [Incorporated by reference to Exhibit 10.1 in the Issuer’s current report on Form 8-K dated March 31, 2011.]

99.6	Form of Warrant. [Incorporated by reference to Exhibit 10.2 in the Issuer’s current report on Form 8-K dated March 31, 2011.]

99.7	Registration Rights Agreement by and among the Issuer and the purchasers listed therein. [Incorporated by reference to Exhibit 10.3 in the Issuer’s current report on Form 8-K dated March 31, 2011.]

99.8	Securities Purchase Agreement by and among the Issuer and the investors listed therein. [Incorporated by reference to Exhibit 10.1 in the Issuer’s current report on Form 8-K dated July 12, 2011.]

99.9	Form of Series A Warrant. [Incorporated by reference to Exhibit 10.2 in the Issuer’s current report on Form 8-K dated July 12, 2011.]

99.10	Form of Series B Warrant. [Incorporated by reference to Exhibit 10.3 in the Issuer’s current report on Form 8-K dated July 12, 2011.]

99.11	Registration Rights Agreement by and among the Issuer and the buyers listed therein. [Incorporated by reference to Exhibit 10.4 in the Issuer’s current report on Form 8-K dated July 12, 2011.]

99.12	Form of Warrant dated February 9, 2012. [Incorporated by reference to Exhibit 4.1 in the Issuer’s current report on Form 8-K dated February 9, 2012.]

99.13	Form of Series C Warrant. [Incorporated by reference to Exhibit 4.2 in the Issuer’s current report on Form 8-K dated February 9, 2012.]

99.14
Note and Warrant Purchase Agreement by and among the Issuer, ASEN 2 Corp., PWCM Master Fund Ltd. and Pentwater Equity Opportunities Master Fund, Ltd.  [Incorporated by reference to Exhibit 10.1 in the Issuer’s current report on Form 8-K dated February 9, 2012.]

99.15
Registration Rights Agreement by and among the Issuer and the investors listed therein dated as of February 9, 2012.  [Incorporated by reference to Exhibit 10.5 in the Issuer’s current report on Form 8-K dated February 9, 2012.]

99.16
Modification Agreement by and among the Issuer, PWCM Master Fund Ltd., Pentwater Equity Opportunities Master Fund, Ltd., Oceana Master Fund, Ltd., and LMA SPC on behalf of MAP 98 Segregated Portfolio.  [Incorporated by reference to Exhibit 10.6 in the Issuer’s current report on Form 8-K dated February 9, 2012.]

99.17	Form of Warrant dated July 23, 2012. [Incorporated by reference to Exhibit 4.1 in the Issuer’s current report on Form 8-K dated July 23, 2012.]

99.18	Form of Amended and Restated Series C Warrant. [Incorporated by reference to Exhibit 4.2 in the Issuer’s current report on Form 8-K dated July 23, 2012.]

99.19	Form of Amended and Restated Warrant. [Incorporated by reference to Exhibit 4.3 in the Issuer’s current report on Form 8-K dated July 23, 2012.]

99.20
First Amendment to Note and Warrant Purchase Agreement by and among the Issuer, ASEN 2 Corp., PWCM Master Fund Ltd. and Pentwater Equity Opportunities Master Fund, Ltd.  [Incorporated by reference to Exhibit 10.1 in the Issuer’s current report on Form 8-K dated July 23, 2012.]

99.21
Amended Secured Convertible Promissory Note issued by ASEN 2 to PWCM Master Fund Ltd. and Pentwater Equity Opportunities Master Fund, Ltd.  [Incorporated by reference to Exhibit 10.2 in the Issuer’s current report on Form 8-K dated July 23, 2012.]

99.22
Modification Agreement by and among the Issuer, PWCM Master Fund Ltd., Pentwater Equity Opportunities Master Fund, Ltd., Oceana Master Fund, Ltd., and LMA SPC on behalf of MAP 98 Segregated Portfolio.  [Incorporated by reference to Exhibit 10.3 in the Issuer’s current report on Form 8-K dated July 23, 2012.]

99.23
Second Amendment to Note and Warrant Purchase Agreement, First Amendment to Amended and Restated Secured Convertible Promissory Note and Limited Waiver by and among the Issuer, ASEN 2 Corp., PWCM Master Fund Ltd. and Pentwater Equity Opportunities Master Fund, Ltd.  [Incorporated by reference to Exhibit 10.1 in the Issuer’s current report on Form 8-K dated September 11, 2012.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2012

PENTWATER CAPITAL MANAGEMENT LP

	By:	/s/ Neal R. Nenadovic
Name: Neal Nenadovic
Title: Chief Financial Officer

PWCM MASTER FUND LTD.

	By:	/s/ David Zirin
Name: David Zirin
Title: Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.

	By:	/s/ David Zirin
Name: David Zirin
Title: Director

OCEANA MASTER FUND LTD.

	By:	/s/ David Zirin
Name: David Zirin
Title: Director

LMA SPC FOR AND ON BEHALF OF
MAP 98 SEGREGATED PORTFOLIO

	By:	Pentwater Capital Management LP,
its investment manager

	By:	/s/ David Zirin
Name: David Zirin
Title: Director

SCHEDULE A

TRANSACTIONS IN SECURITIES OF
AMERICAN STANDARD ENERGY CORPORATION
WITHIN THE PAST 60 DAYS

Fund	Date	Buy or Sell	Number of Shares of Common Stock	Trade Price Per Share ($)

PWCM Master	10/25/2012	Buy*	128,000	0.001
Pentwater Equity	10/25/2012	Buy*	408,000	0.001
Oceana	10/25/2012	Buy*	176,000	0.001
MAP	10/25/2012	Buy*	88,000	0.001

* Reflects transactions resulting from the exercise of warrants.